Mail Stop 3561

January 25, 2008

Robert P. Ingle
Chief Executive Officer
Ingles Markets, Incorporated
2913 U.S. Highway 70 West
Black Mountain, NC 28711

> **Re: Ingles Markets, Incorporated**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed January 8, 2008**
> **File No. 0-14706**

Dear Mr. Ingle:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Audit/Compensation Committee, page 5

1. Please state whether the audit/compensation committee has a separate charter regarding its functions as a compensation committee. See Item 407(e)(2) of Regulation S-K.

Meeting of the Board of Directors and Committees, page 6

2. We note your disclosure that the chart on this page reflects "the cash and certain other compensation paid by the Company to its outside directors." Your

disclosure should separately disclose and identify fees earned or paid in cash from other items of compensation and also provide for a total compensation column. See Item 402(k) of Regulation S-K.

Base Salary, page 10

3. You disclose that base salaries for executive officers are "determined using comparisons with industry competitors and other relevant factors including the seniority of the individual, the functional role of the position, the level of the individual's responsibility, the ability to replace the individual, etc." Please fully disclose all the specific items considered in determining base salary. Also it appears that you may engage in benchmarking in setting this amount. If so, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv) of Regulation S-K. If you do not engage in benchmarking, explain how you determine what constitutes "comparisons with industry competitors."

Cash Incentive Bonus Award, page 10

4. In your summary compensation table you state that Mr. Gaither received compensation under a non-equity incentive plan. Please expand your disclosure here to discuss in more detail your non-equity incentive plan. In this regard, we also note that you disclose that Mr. Gaither's incentive bonus is based on a percentage of Milkco's earnings before taxes and payment of bonuses. We further note that you have not provided a quantitative discussion of the terms of the necessary target to be achieved by Mr. Gaither to earn a cash incentive bonus. Please disclose or, to the extent you believe disclosure of this target is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

5. With respect to the non-equity incentive plan compensation, please include the disclosure required by Item 402(d) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 15

6. Please provide the disclosure required by Item 404(b) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director